FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of December 2008.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Expiration of Proposal to Purchase Shares of Toyo Denki Seizo K.K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

THIS MATERIAL IS NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES.  THIS IS NOT AN OFFER TO PURCHASE SECURITIES IN THE UNITED STATES.  THE COMPANY DOES NOT INTEND TO CONDUCT AN OFFER IN THE UNITED STATES OR TO PERSONS RESIDING IN THE UNITED STATES.

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on December 15, 2008, in Kyoto, Japan

Expiration of Proposal to Purchase

Shares of Toyo Denki Seizo K.K.

As Nidec Corporation (“Nidec”) announced on September 16, 2008, Nidec submitted to the board of Toyo Denki Seizo K.K. (“Toyo Denki”, Tokyo Stock Exchange First Section: 6505) a comprehensive capital and business alliance proposal (the “Proposal”) in the form of a proposal letter (the “Proposal Letter”).

Since the submission of the Proposal Letter, Nidec has received from Toyo Denki several questionnaires and sincerely answered those requests for information in accordance with the plan implemented by Toyo Denki called “Takeover Defense Measures to Cope with Large Scale Acquisitions of Toyo Denki’s Shares” (the “Toyo Denki Defense Plan”) and considering the maximization of value to Toyo Denki and its stakeholders including shareholders, employees, customers and suppliers.

On December 5, 2008, a three-party meeting was held among members of Toyo Denki Independent Committee, three board members of Toyo Denki and Nidec.  At this meeting, it was agreed to hold a separate meeting to exchange views between Toyo Denki and Nidec.  This meeting was held on December 11, 2008.

On December 8, 2008, Nidec disclosed all questionnaires received from Toyo Denki and Nidec’s responses to those requests for information, which were exchanged during the period from October 1, 2008 until November 25, 2008.  Further, the contents of the meeting to exchange views with Toyo Denki held on December 11, 2008, were also disclosed on Nidec’s web site on December 13, 2008.

Given this background, the terms of the Proposal Letter expired today.  For the reasons stated below, Nidec has decided not to extend the Proposal or issue a new proposal.

Nidec set the evaluation period of the Proposal at three months with an expiration date of December 15, 2008, because Nidec believed that from the view of maximizing the value to Toyo Denki and its stakeholders including shareholders, employees, customers and suppliers, the Proposal should start to be implemented as soon as possible.   Considering the Toyo Denki Defense Plan, we believed the three-month evaluation period to have been adequate for Toyo Denki’s board to evaluate the Proposal and if not acceptable, to provide an alternative proposal.

From the initiation of this process, Nidec has sincerely responded to all requests for information received from Toyo Denki.  However, although three months have passed since receiving the Proposal, the board of Toyo Denki has effectively not started to consider the increase in enterprise value of Toyo Denki for the benefit of its shareholders which would result from implementing the Proposal.  Moreover, although Nidec received the information provision completion notification from Toyo Denki today at 11 A.M., the notification states that complete and concrete information has not been provided through the written responses and interview explanations provided by Nidec.

It was our belief that the best course of action to increase the value of Toyo Denki was through repeated rounds of sincere negotiations with Toyo Denki’s management.  However, after evaluating the actions taken by Toyo Denki’s management in their entirety since Nidec announced the Proposal until the information provision completion notification was received, Nidec must come to the conclusion that the likelihood of both parties reaching a consensus to continue sincere negotiations is extremely low.  Therefore, Nidec has come to the above decision and as a result, Nidec must focus on other measures to continue to increase its own enterprise value.

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.  The tender offer is not being made, directly or indirectly, in or into, or by the use of the mails of, or any other means or instrumentality of interstate or foreign commerce (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of, or of any facility of a national securities exchange of, the United States of America.  Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America.  No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America.  Any purported acceptance of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted.  No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.  No indications of interest in the tender offer are sought by this press release.

Timeline of the Proposal:

September 16, 2008	The Proposal Letter is Provided
October 1, 2008	The Information Request List (Questionnaire) is Received
October 10, 2008	The Response to the Information Request List is Provided
October 24, 2008	The 2nd Questionnaire is Received
November 5, 2008	The Response to the 2nd Questionnaire is Provided
November 17, 2008	The 3rd Questionnaire is Received
November 25, 2008	The Response to the 3rd Questionnaire is Provided
November 28, 2008	The Request for Three-Party Meeting from Toyo Denki Independent Committee is Received Receipt of Interview Request Letter from Toyo Denki
December 5, 2008	Three-Party Meeting among Members of Toyo Denki Board, Toyo Denki Independent Committee and Nidec Board
December 8, 2008	Disclosure of Toyo Denki Questionnaires and Nidec Responses (in Japanese: http://www.nidec.co.jp/news/news.html)
December 11, 2008	Meeting to Exchange Views between Toyo Denki and Nidec
December 13, 2008	Disclosure of Contents of Meeting to Exchange Views with Toyo Denki Held on December 11, 2008 (in Japanese: http://www.nidec.co.jp/news/newsdata/2008/1212-002.pdf)
December 15, 2008	Receipt of Information Provision Completion Notice from Toyo Denki